UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Sescretary

Dated: January 21, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER AND PRESIDENT AND APPOINTMENT OF COO

ROSH HAAYIN, Israel, January 21, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that further to its announcement on December 17, 2007 regarding the resignation of its CEO, Mr. Zeev Kalimi, the Board of Directors has appointed Mr. Zeev Vurembrand as Blue Square’s new Chief Executive Officer and President, effective, no later then May 1, 2008. The Board of directors also decided to appoint Mr. Uri Falach, as the Chief Operating Officer (COO) of the company, effective immediately.

Mr. Vurembrand is currently holding the position of CEO of Phoenix Investments and Finance Ltd, and Chairman of the Boards of its subsidiaries. Between 2002 and 2007 Mr. Vurembrand was the Chief Executive Officer of Clalit Health Services Group, Israel’s largest health care organization, with an annual turnover of US $ 4 Billion and approx. 32,000 employees, as well as chairman of the boards of Clalit’s various subsidiaries. Mr. Vurembrand was a director in Israel Discount Bank and in Ubank (formerly Investec Bank) in Israel. Mr. Vurembrand is familiar with Blue Square since he held position as an independent director and Chairman of the Audit Committee of Blue Square between 2001 and 2006. Mr. Vurembrand holds a B.Sc (Hons.) degree in Industrial Engineering and Management (Administration and Finance) from the “Technion”- Israel Institute of Technology, Haifa since 1976.

As part of Mr. Vurembrand’s compensation, the Company will grant him options to purchase shares constituting up to 2% of the shares of the Company. Two-thirds of his options will vest at the end of two years of employment and the remaining third will vest at the end of his third year of employment, subject to accelerated vesting in the event of earlier termination by the Company. The option exercise price will be based on the average price of the Company’s shares during the 30 trading days prior to his employment. The options will be cashless, thus, in the event of exercise Mr. Vurembrand will only be entitled to receive (in consideration for their par value), shares equal to the benefit factor (the difference between the fair market value of the exercised shares and their exercise price). In the event Mr. Vurembrand’s employment is extended beyond 3 years, he will be entitled to additional option grants of 0.5% for the first additional year and another 0.5% for the second additional year, at a price to be determined by the parties at such time and on other similar terms.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 184 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.